Exhibit 77(i)

ITEM 77I – Terms of New or Amended Securities

(1)	Effective May 30, 2014, Voya Equity Trust established Class R shares on behalf of Voya Growth Opportunities Fund. Class R shares are sold without a front-end load and are not subject to a CDSC. In addition, at its May 22, 2014 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Fund’s Class R shares.

(2)	Effective May 22, 2014, Voya Equity Trust established Class R6 shares on behalf of Voya Real Estate Fund. Class R shares are sold without a front-end load and are not subject to a CDSC. In addition, at its May 22, 2014 meeting, the Board approved the agreements and other routine matters with respect to the establishment of the Fund’s Class R6 shares.